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05040871

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SECURITIES ... MISSION
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Ave., Suite 645
(No. and Street)

Cleveland	Ohio	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kaval 216-781-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda, Minotti & Co.
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Village	Ohio	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Kaval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLFS Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL L. SCARBRO
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires May 5, 2009



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLFS SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004



Skoda, Minotti & Co.

CLFS SECURITIES, INC.

YEARS ENDED DECEMBER 31, 2004

TABLE OF CONTENTS



Skoda, Minotti & Co.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER
CLFS SECURITIES, INC.

We have audited the accompanying balance sheet of CLFS Securities, Inc., as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of CLFS Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA, MINOTTI & CO.

Skoda, Minotti & Co

February 1, 2005

6685 Beta Drive Mayfield Village, OH 44143 Phone: (440) 449-6800 Fax: (440) 646-1615 www.skodaminotti.com

CLFS SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Form X-17A-5 Line			
	CURRENT ASSETS		
I	Cash and cash equivalents	$	2,130
4D	Investments		3,027
II	Other assets		5,931
		$	11,088

LIABILITIES

Form X-17A-5 Line			
	CURRENT LIABILITIES		
17	Accounts payable	$	-

STOCKHOLDER'S EQUITY

Form X-17A-5 Line			
	STOCKHOLDER'S EQUITY		
23B	Common stock - no par value Authorized - 500 shares Issued - 280 shares Outstanding - 154 shares		13,440
23C	Additional paid-in capital		10,721
23D	Retained earnings		30,973
			55,134
23F	Less: Treasury stock - 126 shares		(44,046)
24	Total stockholder's equity		11,088
		$	11,088

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Form X-17A-5 Line		
REVENUE		
7	Management and supervisory fees	$ 4,190
OPERATING EXPENSES		
14	Administrative fees	900
15	Legal and accounting	1,900
15	Unrealized gain on securities	(95)
14	Licenses and fees	1,263
15	Printing costs	150
15	Other expenses	165
		4,283
LOSS FROM OPERATIONS		(93)
OPERATING INCOME		
8	Interest income	173
NET INCOME		$ 80

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2003	13,440	10,721	(44,046)	$ 30,893	$ 11,008
Net income	-	-	-	80	80
Balance at December 31, 2004	$ 13,440	$ 10,721	$ (44,046)	$ 30,973	$ 11,088

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	80
Adjustments to reconcile net income to net cash used in operating activities:		
Deduct: Item not affecting cash		
Unrealized gain on securities		(95)
Cash used in changes in the following item:		
Decrease in accounts payable		(900)
Net cash used in operating activities		(915)
NET DECREASE INCREASE IN CASH		(915)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		3,045
CASH AND CASH EQUIVALENTS - END OF YEAR	$	2,130

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2004

BEGINNING OF YEAR	$ -
INCREASE	-
DECREASE	-
END OF YEAR	$ -

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

CLFS Securities, Inc. (the "Company") was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments consist of marketable equity securities reported at fair value. Unrealized appreciation or depreciation in fair value is recognized in earnings.

Income Taxes

The Company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code. S Corporation status provides for corporate taxable income to be passed through and taxed at the stockholder level.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2004, the Company had no aggregate indebtedness and the Company's net capital, as defined, was $10,503, which exceeded the net capital requirement of $5,000 by $5,503.

The State of Ohio Division of Securities requires the Company to maintain a minimum net worth of not less than $10,000. As of December 31, 2004, the total stockholder's equity was $11,088 which exceeds this requirement by $1,088.

3. RELATED PARTY TRANSACTIONS

Administrative fees at December 31, 2004 consists of $900 paid to an affiliate for management fees to a related party.

CLFS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2004

FORM X-17A-5 LINE			
COMPUTATION OF NET CAPITAL			
1	Total stockholder's equity from statement of financial condition	$	11,088
2	Less: Stockholder's equity not allowable for net capital		-
3	Total stockholder's equity qualified for net capital	$	11,088
6D	Total other deductions		
8	Net capital before haircuts on security positions	$	11,088
9	Haircuts on securities pursuant to 15c3-1		(585)
10	Net capital	$	10,503
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
11	Minimum net capital required	$	-
12	Minimum dollar requirement	$	5,000
13	Net capital requirement	$	5,000
14	Excess net capital		
	Net capital	$	10,503
	Less: Net capital requirement		(5,000)
	Total	$	5,503
15	Excess net capital at 1000 percent	$	10,503
AGGREGATE IDEBTEDNESS			
16 and 19	Aggregate indebtedness liabilities	$	-
20	Percent of aggregate indebtedness to net capital		0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the Independent Auditors' Report.

CLFS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2004

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the Independent Auditors' Report.

CLFS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2004

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the Independent Auditors' Report.

CLFS SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2004

Not required to prepare. CLFS Securities, Inc. does not effect trades in the commodity markets.

See the Independent Auditors' Report.

CLFS SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEAR ENDED DECEMBER 31, 2004

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL				
1	Total stockholder's equity from statement of financial condition	$ 11,088	$ 11,088	$ -
6D	Less: Deductions	-	-	-
9	Less: Haircuts on securities pursuant to 15c3-1	(585)	(585)	-
10	Net capital	$ 10,503	$ 10,503	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
11	Minimum net capital required	$ -	$ -	$ -
12	Minimum dollar requirement	$ 5,000	$ 5,000	$ -
13	Net capital requirement	$ 5,000	$ 5,000	$ -
14	Excess net capital:			
	Net capital	$ 10,503	$ 10,503	$ -
	Less: Net capital requirement	(5,000)	(5,000)	-
	Total	$ 5,503	$ 5,503	$ -
15	Excess net capital at 1000 percent	$ 10,503	$ 10,503	$ -
AGGREGATE INDEBTEDNESS				
16 and 19	Aggregate indebtedness liabilities	$ -	$ -	$ -
20	Percent of aggregate indebtedness to net capital	0%	0%	0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the Independent Auditors' Report.